SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number: 000-54876

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Community Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

United Community Bank 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

With
Report of Independent Registered
Public Accounting Firm

THE UNITED COMMUNITY BANK 401(K) PROFIT SHARING PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Audit Committee of
The United Community Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the United Community Bank 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 25, 2014

United Community Bank 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

		2013	2012
Assets:			
Investments at fair value	$	6,176,631	4,840,046
Receivables:			
Notes receivable from participants		175,406	167,275
Net assets at fair value		6,352,037	5,007,321
Adjustment from fair value to contract value for fully benefit responsive investment contracts		(1,577)	(4,789)
Net assets available for benefits	$	6,350,460	5,002,532

See accompanying notes to the financial statements.

Additions:	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 807,542
Interest and dividends	235,420
	1,042,962
Interest on participant notes receivable	7,950
Contributions:	
Employer	137,386
Participants	297,271
Rollovers	30,509
	465,166
Total additions	1,516,078
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	166,900
Administrative expenses	1,250
Total deductions	168,150
Net increase	1,347,928
Net assets available for benefits:	
Beginning of year	5,002,532
End of year	$ 6,350,460

See accompanying notes to the financial statements.

1. DESCRIPTION OF PLAN:

The following description of the United Community Bank 401(k) Profit Sharing Plan (the Plan or the 401(k) Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

United Community Bank (the Bank) maintains the United Community Bank 401(k) Profit Sharing Plan which is a qualified, tax-exempt profit sharing plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code (the "Code"). Employees who have attained age 18 and have completed one month of employment are eligible to participate. Employees are entitled to enter the 401(k) Plan on the first day of the month following the month occurring after the employee becomes eligible to participate in the 401(k) Plan.

Contributions

Under the 401(k) Plan participants may elect to defer a percentage of their compensation each year instead of receiving that amount in cash equal to the lesser of (i) a maximum percentage of compensation as indicated in a notice received from the 401(k) Plan administrator or (ii) an indexed dollar amount set by the Internal Revenue Service, which was $17,500 for 2013. In addition, for participants that are age 50 or older by the end of any taxable year, the participant may elect to defer additional amounts (called "catch-up contributions") to the 401(k) Plan. The additional amounts may be deferred regardless of any other limitations on the amount that a participant may defer to the 401(k) Plan. The maximum "catch-up contribution" that a participant can make in 2013 was $5,500.

Each plan year (a calendar year), United Community Bank will contribute to the 401(k) Plan the following amounts: (a) the total amount of the salary reduction a participant elected to defer; (b) in the discretion of the Bank, a matching contribution equal to a percentage of the amount of the salary reduction a participant elected to defer; and (c) a discretionary non-elective contribution.

Participant accounts

Each participant's account is credited with the participant's contributions and the Bank matching contributions, as well as allocations of the Bank's additional discretionary contribution and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes receivable from participants are secured by the participant's account balance and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions over a maximum period of five years.

Payment of benefits
Plan benefits may be paid to each participant in either installment payments or in the form of a single cash payment at termination. If a participant dies prior to receipt of the entire value of his or her 401(k) Plan accounts, payment will generally be made to the beneficiary in a single cash payment as soon as possible following the participant's death. Payment will be deferred if the participant had previously elected a later payment date. If the beneficiary is not the participant's spouse, payment will be made within one year of the date of death. If the spouse is the designated beneficiary, payment will be made no later than the date the participant would have attained age 70 1/2. Normal retirement age under the 401(k) Plan is age 65.

Forfeited Accounts
At December 31, 2013 and 2012, forfeited nonvested accounts totaled $0 and $310, respectively. These balances are used to reduce matching or discretionary contributions.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of accounting
The financial statements of the plan are prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust fund. Contract value for this collective trust fund is based on the net asset value (NAV) of the fund as reported by the investment advisor. As required by professional standards, the statements of net assets available for benefits presents the fair value of the investment in trust fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits
Benefits are recorded when paid.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and payment of benefits are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Subsequent events
The plan has evaluated subsequent events through the report date, the date the financial statements were available to be issued.

3. INVESTMENTS:

The following presents investments that represent 5 % or more of the Plan's net assets at December 31:

	2013	2012
American Funds EuroPacific GrowthR3	$ 329,472	287,759
American Funds Growth Fund of America	395,654	285,922
Delaware Foundation Growth Allc R	677,073	452,142
MFS Utilities Rund R2	556,995	427,058
United Community Bank Stock Fund	992,104	847,059

* Investment was less than 5% of net assets at year end.

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $807,542 as follows.

Mutual funds	$ 629,357
Common stock	178,185
	$ 807,542

4. FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2: Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units reported by the sponsoring bank or trust company. The NAV, as provided by the trustee of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. There are no restrictions on redemptions from this fund.

The following table sets forth by level, within the fair value hierarchy, the plan's investments at fair value as of December 31, 2013 and 2012:

	Investments at fair value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Bond funds	$ 476,902	-	-	476,902
Balanced funds	1,093,261	-	-	1,093,261
Growth and Income funds	556,995	-	-	556,995
Growth funds	2,567,207	-	-	2,567,207
Blended funds	222,388	-	-	222,388
Total mutual funds	4,916,753	-	-	4,916,753
Collective trust fund	-	267,774	-	267,774
Common stocks:				
Financial institutions	992,104	-	-	992,104
Total investments at fair value	$ 5,908,857	267,774	-	6,176,631

	Investments at fair value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Bond funds	$ 504,560	-	-	504,560
Balanced funds	814,617	-	-	814,617
Growth and Income funds	427,058	-	-	427,058
Growth funds	1,863,107	-	-	1,863,107
Blended funds	143,441	-	-	143,441
Total mutual funds	3,752,783	-	-	3,752,783
Collective trust fund	-	240,204	-	240,204
Common stocks:				
Financial institutions	847,059	-	-	847,059
Total investments at fair value	$ 4,499,842	240,204	-	4,840,046

Fair Value of Investment in Entities that Use NAV
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Notice Period
Morley Stable Value Fund ***	$ 267,774	n/a	Daily	n/a

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Notice Period
Morley Stable Value Fund ***	$ 240,204	n/a	Daily	n/a

***The Morley Stable Value Fund primarily consists of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The principal value of these assets is designed to remain stable regardless of stock and bond market fluctuations.

5. RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS:

The Plan purchased 550 common shares after the conversion (see below) of the United Community Bank at a cost of $5,637 in 2013. The stock is held in a unitized fund.

On January 15, 2013, United Community Bank completed its second step conversion and related public offering. Concurrent with the completion of the offering, shares of common stock of United Community Bank owned by the Plan were converted into the right to receive 0.657 new shares for each share of old stock held.

Several employees of the Bank provide administrative services to the Plan. These services include Plan oversight and day-to-day Plan administration. The Plan is not charged by the Bank for the services of the employees to the plan.

6. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7. TAX STATUS:

The Bank adopted a prototype non-standardized profit sharing plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Services (IRS) dated March 31, 2008. The IRS stated in the letter that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has since been amended. While the Bank has not obtained its own determination letter on the Plan, management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. RISKS AND UNCERTAINTIES:

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	
	Mutual Funds:			
	Delaware Foundation Growth Allc R	Mutual fund	**	$
	MFS Utilities Fund R2	Mutual fund	**	
	American Funds Growth Fund of America	Mutual fund	**	
	American Funds EuroPacific GrowthR3	Mutual fund	**	
	American Funds SMALLCAP World Fund R3	Mutual fund	**	
	Pioneer Select Mid Cap Growth R	Mutual fund	**	
	Victory Special Value R	Mutual fund	**	
	Delaware Select Growth R	Mutual fund	**	
	Delaware US Growth R	Mutual fund	**	
	Delaware High Yield Opportunities R	Mutual fund	**	
	Delaware Foundation Cnsrv Allc R	Mutual fund	**	
	American Funds New Perspective Fund R3	Mutual fund	**	
	Delaware Foundation Moderate Allc R	Mutual fund	**	
	Federated Kaufmann R	Mutual fund	**	
	Victory Diversified Stock R	Mutual fund	**	
	Franklin Total Return R	Mutual fund	**	
	American Funds Inv Company Of	Mutual fund	**	
	Victory Fund for Income R	Mutual fund	**	
	Total Mutual Funds			
*	United Community Bank Stock Fund	Unitized common stock fund (88,498 shares)	**	
	Morley Stable Value Fund Fee Class 150	Common/collective trust	**	
*	Notes Receivable from Participants	Interest 4.75% - 6.5%, various maturities	$ -	

* A party in interest as defined by ERISA
** Assets are participant directed - cost not required to be disclosed.

United Community Bank 401(k) Profit Sharing Plan
EIN: 35-0593216 Plan Number: 002
Schedule H, Line 4i,Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Mutual Funds:			
	Delaware Foundation Growth Allc R	Mutual fund	**	$ 677,073
	MFS Utilities Fund R2	Mutual fund	**	556,995
	American Funds Growth Fund of America	Mutual fund	**	395,654
	American Funds EuroPacific GrowthR3	Mutual fund	**	329,472
	American Funds SMALLCAP World Fund R3	Mutual fund	**	310,593
	Pioneer Select Mid Cap Growth R	Mutual fund	**	306,370
	Victory Special Value R	Mutual fund	**	282,705
	Delaware Select Growth R	Mutual fund	**	276,060
	Delaware US Growth R	Mutual fund	**	274,466
	Delaware High Yield Opportunities R	Mutual fund	**	263,065
	Delaware Foundation Cnsrv Allc R	Mutual fund	**	222,864
	American Funds New Perspective Fund R3	Mutual fund	**	221,444
	Delaware Foundation Moderate Allc R	Mutual fund	**	193,324
	Federated Kaufmann R	Mutual fund	**	170,443
	Victory Diversified Stock R	Mutual fund	**	127,263
	Franklin Total Return R	Mutual fund	**	120,776
	American Funds Inv Company Of	Mutual fund	**	95,125
	Victory Fund for Income R	Mutual fund	**	93,061
	Total Mutual Funds			4,916,753
*	United Community Bank Stock Fund	Unitized common stock fund (88,498 shares)	**	992,104
	Morley Stable Value Fund Fee Class 150	Common/collective trust	**	266,197
*	Notes Receivable from Participants	Interest 4.75% - 6.5%, various maturities	$ -	175,406

* A party in interest as defined by ERISA
** Assets are participant directed - cost not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/25/2014

United Community Bank
401(k) Profit Sharing Plan

E.G. M

Plan Administrator

US2008 5724002 1

Consent of Independent Registered Public Accounting Firm

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
The United Community Bank 401(k) Profit Sharing Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-186075) on Form S-8 of The United Community Bancorp of our report dated June 25, 2014, relating to the statements of net assets available for benefits of The United Community Bank 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013 and the supplemental schedule of assets held at end of year as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of The United Community Bank 401(k) Profit Sharing Plan.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 25, 2014

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

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